216 16th Street Suite 1350 Denver, CO 80202 PH (303) 893-9000

February 26, 2016

Via EDGAR Transmission and FedEx

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D C. 20549-3561

Attn: Brad Skinner, Senior Assistant Chief Accountant

Re:	Lilis Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

Filed November 23, 2015

Form 8-K Filed January 20, 2016

Response Letter Dated December 18, 2015

File No. 1-35330

Dear Mr. Skinner:

Set forth below are the responses Lilis Energy, Inc., a Nevada corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) dated February 2, 2016 with respect to Form 10-K for the fiscal year ended December 31, 2014 filed April 15, 2015 (the “Form 10-K”), Form 10-Q for the quarterly period ended September 30, 2015 filed November 23, 2015 (the “Form 10-Q”), Form 8-K filed January 20, 2016 (the “Form 8-K”) and the Response Letter dated December 18, 2015 (the “Response Letter”).

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Form 10-K, Form 10-Q, Form 8-K and Response Letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

Financial Statements

Note 2 – Liquidity, page 5

1. We note your response to prior comment 1, as well as the impairment charge recorded during the third quarter of 2015. Clarify for us whether you intend to report proved undeveloped reserves as of December 31, 2015. If so, explain to us, in detail, how you have met the requirements of Rule 4-10(a)(26) of Regulation S-X, which indicate that “there must exist, or there must be a reasonable expectation that there will exist …all…financing required to implement the project.”

Response: The Company does not intend to report proved undeveloped reserves as of December 31, 2015.

United States Securities and Exchange Commission

February 26, 2016

Form 8-K filed January 20, 2016

Exhibit 99.2 - Corporate Presentation

2. We have the following observations regarding the presentation provided under Exhibit 99.2:

☐  Page 8 of the presentation describes “500 possible horizontal locations with EUR of over 130 million BOE”. It is not clear whether the referenced locations and quantities include possible reserves, some combination of proved, probable, or possible reserves, as defined in Rule 4-10(a) of Regulation S-X, or something else;

☐  Under the caption Reserve/Resource Disclosure on page 2, you include the terms “resource potential” and “estimated ultimate recovery (EUR) without providing definitions for them;

☐  The discussion on page 2 regarding “resource potential” and “estimated ultimate recovery” indicates that you use these terms to characterize “reserve estimates” but also indicates that EUR refers to something other than proved, probable or possible reserves as defined in Rule 4-10(a) of Regulation S-X;

☐  Discussion of the Wolfe #3H well on page 14 indicates that it is anticipated that the horizontal well will make multiples of the Crittendon Field vertical wells. It is not clear whether the referenced quantities are proved, probable or possible reserves, as defined in Rule 4-10(a) of Regulation S-X, or something else;

☐  Discussion on page 16 describes >500 locations with proven EUR potential. It is not clear whether these locations are proved as defined in Rule 4-10(a) of Regulation S-X; and,

☐  Discussion on pages 8 through 16 addresses various locations and acreage. However, it is not clear whether the locations are actual identified locations or theoretical. It is also not clear whether the locations and acreage are held by you, Brushy or a third party.

To avoid potential confusion, you should use clear, consistent terminology to describe locations and hydrocarbon quantities. To the extent that any terminology is either not defined in Rule 4-10(a) of Regulation S-X or is being used in a manner different than as defined in that rule, clearly indicate this and provide a clear definition of the term being used. Additionally, clarify the nature and ownership of all locations and acreage discussed.

Response: We have filed a revised version of the Corporate Presentation in response to the Staff’s comment as Exhibit 99.1 to the Company’s current report on Form 8-K filed on February 26, 2016 and posted to the Company’s website.

United States Securities and Exchange Commission

February 26, 2016

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (303) 893-9000.

Sincerely,

/s/ Kevin Nanke
Name: Kevin K. Nanke
Title: Chief Financial Officer

Enclosure:

cc:	Abraham Mirman, Chief Executive Officer

Ariella Fuchs, General Counsel and Secretary